Exhibit 99.1

Q3 2016: Corporate Calendar

Maranello (Italy), 14 October 2016 - Ferrari N.V. (“Ferrari” or “Company”) (NYSE/MTA: RACE) announces that its results for the third quarter 2016 will be made public on November 7, 2016.

The 2016 corporate calendar, as updated, is available on the corporate website of the Company
(http://corporate.ferrari.com/en/investors/events-and-presentations/financial-calendar).

A live audio webcast of the 2016 Q3 results and conference call will begin at 2:00 p.m. GMT / 3:00 p.m. CET / 9:00 a.m. EST on Monday, November 7. Details for accessing this presentation are available in the Investors section of the Ferrari's corporate website at http://corporate.ferrari.com. For those unable to participate in the live session, a replay will remain archived on the Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977